

September 9, 2010

Ms. Robyn P. Lamont
Chief Financial Officer
Samson Oil & Gas Limited
Exchange Plaza, Level 36
2 The Esplanade
Perth, Western Australia 6000

> **Re: Samson Oil & Gas Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed December 17, 2009**
> **Response letter dated August 5, 2010**
> **File No. 001-33578**

Dear Ms. Lamont:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2009

Property, plant and equipment – our oil and gas properties, page 20

Standardized Measure of Discounted Future Net Cash Flows, page 26

1.   We have read your response to prior comment 1 and understand that you intend to exclude the effects of NOLs in your calculation of the standardized measure in future filings as you are unable to show that your NOLs directly relate to your proved reserves. Therefore, we understand that you view your current disclosures

of the standardized measure as incorrect in which case we ask that you quantify the effects of these errors and explain your position on limiting compliance to future filings rather than to amend the filing currently under review.

Closing Comments

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief